Exhibit 99.1

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Business Plan Discussion May 1, 2018 1

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Disclaimer THIS PRESENTATION AND ITS CONTENTS ARE CONFIDENTIAL AND ARE NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION. THIS PRESENTATION MAY INCLUDE MATERIAL NON-PUBLIC INFORMATION WITHIN THE MEANING OF APPLICABLE SECURITIES LAWS. THIS PRESENTATION IS NOT AN OFFER OR INVITATION TO BUY OR SELL SECURITIES IN ANY JURIS DICTION. The Company certifies that slides numbered 17, 18, 19, 20, 22, 23, 24, 25, 26, 27, 38, 39, 40, 41, 42, 48 and 50 within this presentation do not constitute material, non-public information within the meaning of Regulation FD under the Securities Exchange Act of 1934, as amended. Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege For the purposes of this notice, “Presentation” means and includes this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed during the Presentation meeting. This Presentation is being provided to you solely for your information and you may not disclose this Presentation to any third party. It may not be copied, distributed, reproduced, published or passed on, directly or indirectly, in whole or in part, or disclosed by any recipient, to any other person (whether within or outside such person's organization or firm) or published in whole or in part, by any medium or in any form for any purpose or under any circumstances. Forward-looking Statements Certain statements and information contained in this Presentation constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “believe,” “estimate,” “expect,” “forecast,” “our ability to,” “plan,” “potential,” “projected,” “target,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise. Our forward-looking statements express our current expectations or forecasts of possible future results or events, including: future financial and operational performance; earnings expectations; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; our business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures and projected costs and savings. Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties, many of which are beyond our control. Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high-specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to continue as a going concern in the long term, including our ability to confirm a plan of reorganization that restructures our debt obligations to address our liquidity issues and allows emergence from our Chapter 11 proceedings; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor-in-possession; our ability to negotiate, develop, confirm and consummate a plan of reorganization; the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, customers, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; Bankruptcy Court rulings in our Chapter 11 proceedings as well as the outcome of all other pending litigation and arbitration matters and the outcome of our Chapter 11 proceedings in general; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to confirm and consummate a plan of reorganization and restructuring generally; increased advisory costs to execute a plan of reorganization; our ability to access adequate debtor-in-possession financing or use cash collateral; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; increased administrative and legal costs related to our Chapter 11 proceedings and other litigation and the inherent risks involved in a bankruptcy process; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov. 2

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Table of Contents I. II. III. IV. V. VI. Introduction (Paul Reese – CEO) Company Background and Positioning (Paul Reese – CEO) Commodity Backdrop (Michael Acuff – SVP Commercial) Offshore Drilling Market Outlook (Michael Acuff – SVP Commercial) Business Plan Assumptions and Financial Projections (John Boots – SVP and CFO) Conclusion (Paul Reese – CEO) Appendix a. b. c. d. Commodity Backdrop Offshore Drilling Market Outlook Business Plan Assumptions Projected Financials in the Business Plan 3

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change I. Introduction

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change The Company has carefully prepared a Business Plan (the “Business Plan”) for the period 2018 through 2025  In developing its Business Plan, the Company has considered: – Projected supply, demand and price of oil – The outlook for the offshore UDW drilling market – The Company’s competitive and strategic position in the UDW drilling market  To obtain additional market intelligence and to enhance the credibility of the Business Plan, the Company has engaged three experts (the “Experts”) to support management in developing the Business Plan: – Analysis Group has been engaged to help inform the outlook for oil prices – Rystad Energy has been engaged to help inform the outlook for oil prices and the UDW offshore drilling market – Fearnley Offshore has been engaged to help inform the outlook for oil prices, the UDW offshore drilling market, and drillship values 5

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change The Company has carefully prepared a Business Plan (the “Business Plan”) for the period 2018 through 2025 (cont’d)  The utilization and dayrate projections incorporated by management in the Company’s Business Plan have been informed both by: –Near-term currently visible contracting opportunities, and –Additional contract opportunities estimated by management in view of input from the Experts, most importantly Rystad Energy’s sophisticated, granular, bottom-up demand / supply driven model for the Company’s utilization and dayrates  The cost and capex assumptions in the Business Plan – Have been carefully developed by the relevant corporate departments of the Company and have been reviewed by AlixPartners – Are reflective of (i) current run-rates, (ii) expected cost increases as market activity increases, (iii) required equipment service and maintenance costs over the coming years, and (iv) planned capex to further enhance the competitiveness of the fleet 6

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Recent Contract Awards  The Company has been successful in multiple competitive tender processes, executing a contract extension and putting rigs to work post-petition, including: – The contract commencement with Petronas for the Pacific Santa Ana, – A contract extension for the Pacific Bora, – A Letter of Intent from ENI for the Pacific Bora, – A Letter of Award for the Pacific Khamsin, and – A Letter of Award for the Pacific Meltem  The Company successfully competed against much larger offshore drilling competitors in multiple cases  The Company believes it was selected over competitors based on its: – Rigs’ technical specifications and quality – Condition and readiness of rigs, attributable to the Company’s “Smart Stacking” system, and – Experience and relationships of the existing management team  As a result of these awards, the Company expects to have at least five of its seven rigs under contract by the end of 2018 or early 2019 7

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change II. Company Background and Positioning

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Pacific Drilling at a Glance

Pacific Drilling S.A. (the "Company" or "Pacific Drilling") is a competitive global ultra-deepwater ("UDW") offshore oil and gas drilling company which is well positioned to benefit from the expected increase in UDW drilling demand

- The only pure-play "high specification" UDW offshore driller
- Incorporated in 2008, operational since 2011
- 7 drillships of the highest specification
- Proven experience in
  - Nigeria (Total, Chevron, FASL, Erin)
  - Ivory Coast (Total), Guinea (Hyperdynamics)
  - Mauritania (Petronas)
  - USGOM (Chevron)
  - Brazil (Petrobras)
- Very cost-competitive operator
- Exceptional service quality and revenue capture with 98.3%[1] revenue efficiency[2] in 2017
- Strong, experienced management team
- 768 employees[3]



(1) *Historical revenue efficiency >94.5% over the life of the Company*
(2) *Revenue efficiency defined as actual contractual dayrate revenue divided by the maximum amount of contractual dayrate revenue that could have been earned*
(3) *As of December 31, 2017*

Pacific Drilling
9

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Pacific Drilling is run by an experienced and qualified management team with over 260 years of industry experience The Company’s management team has a combined 82 years of tenure with Pacific Drilling 10 NamePositionCompany Tenure (years)Industry Experience (years)Career Experience (years) Paul ReeseCEO>9>22>24 Cees van DiemenEVP, COO>8>39>39 Michael AcuffSVP, Commercial>3>18>22 Johannes BootsSVP, CFO>8>28>33 Lisa BuchananSVP, GC, Secretary>2>11>32 Amy RoddySVP Corporate Services>6>10>17 Tony SeeligerSVP Operations>5>25>25 Richard TatumSVP, CAO>7>9>15 Michael CurtisVP Strategy and CPO>6>14>19 Paul LinkinVP QHSE>9>26>28 Matthew SchwartzVP Audit & Compliance>7>17>22 Corey ThompsonVP Information Technology<1>9>32 Dick VerhaagenVP Africa>4>30>30 Mike WeinsteinVP Tax>7>15>15

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Pacific Drilling’s fleet is comprised of 7 “high spec” 6th and 7th generation Preliminary Draft—Subject to Review and Change drillships, the most modern generations in the market, and 5 of these drillships are either under existing contract or currently in process of entering into new contracts Pacific Khamsin Received letter of award for two years of work in US Gulf of Mexico from an undisclosed party Pacific Sharav Working for Chevron in US Gulf of Mexico Pacific Meltem Received letter of award for two years of work in US Gulf of Mexico from an undisclosed party Pacific Bora Awarded letter of intent from ENI for work in Nigeria Pacific Scirocco Modified Smart Stacked in Las Palmas Pacific Mistral Modified Smart Stacked in Las Palmas Pacific Santa Ana Working for Petronas in Mauritania 11 6th Generation Drillships 7th Generation Drillships

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Pacific Drilling’s drillships offer premium technical capabilities relative to the total floater1 market and the 6/7th generation floater market specifically floaters lifted (e.g., casing strings and BOPs) over higher hook load capacity. At 2.5M lbs. the rigs can perform the significantly increases efficiency and allows customers to assets to be bid into tasks at most demand depths. This (e.g., risers). non-productive time. Also, during a failure of the (1) (2) (3) (4) Floater market includes semi-submersibles and drillships Offline standbuilding Maximum water depth could be extended to up to 12,000 feet with drillship modifications BOP = blow out preventer outfitted 12 Source: Rystad Energy research and analyses Feature Share of fleet Comment Total floaters 6/7th generation Main Max Hook Load 2.5M lbs. or more 27% 52% Khamsin Meltem Sharav 43% Deeper wells and deeper water require more steel to be elevations. This is accomplished by having sufficient most demanding tasks out there. Dual Derrick 43% 74% Bora2 Khamsin Meltem Mistral2 Santa Ana Scirocco Sharav 100% Dual derrick setups allow for simultaneous operations, e.g., building of casing strings while drilling. This complete operations faster. Water Depth Rating 10,001 ft or more 31% 67% Bora3 Khamsin Meltem Mistral Santa Ana Scirocco Sharav 86% The higher end water depth rating generally allows the is done by having sufficiently spec’ed equipment stacks Dual BOP4 14% 28% Bora Khamsin Meltem Sharav 57% Refurbishing the BOP between jobs can be on critical path and, by having a second unit, once can eliminate primary BOP, one can eliminate non-productive time by replacing with the secondary.

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change With a fleet composed solely of high-spec rigs, Pacific Drilling is in a strong competitive position to participate in the recovery in demand for UDW drilling services 7 13 Perce60ntage of Rig1 C51omposition by28Rig Capability2a0 nd Type 18 61 The only 100% modern, exclusively UDW fleet Pacific Drilling Ocean Rig Seadrill Transocean Noble Rowan Diamond Offshore Ensco High Spec Standard Spec Low Spec Jackup Rig Specification Index (1) Rig includes jack-ups, semi-submersibles and drillships Note: Graph includes committed newbuilds only 13 100% 8% 43% 4% 50% 80% 6% 59% 33% 44% 8% 85% 20% 5% 5% 14% 28% 47% 43% 8% 7% 12% 29% 22% 20% 21%

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change With a very cost-competitive fleet, the Company is well-positioned to benefit relatively early in the market recovery Cost of Supply for 2023 Dedicated DP Floater Asset Class Marginal Cost of Supply 600 450 Cost of Floater Supply for DP Floaters ($kpd) 300 150 0 Supply Curve of Dedicated DP floaters - 2023 (ranked by cost of competiveness, lowest to highest) Source: Rystad Energy 5 *Assumes attrition of floaters reaching 30 years age with upcoming special survey capital expenditure costs and no contract Note: Cost of Floater Supply includes opex, SPS, inefficiency/spread impact and reactivation costs. Demand calculated base on BP Trust Implied oil price forecast 14 Rystad Base Case Demand: 146 floaters Marginal Cost: $382kpd

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft – Subject to Review and Change

Company's overall cost effectiveness, and its very competitive and cost effective "Smart Stacking" strategy, reflect its long-standing and differentiated proactive drillship maintenance programs

Smart Stacking Keeps the Rig in an Advanced Warm Status – Ready to Work in 90 days

- Uniform, high-specification fleet that has been continuously maintained from delivery allows the Company to put the rigs into Smart Stack mode cost effectively
- Locating all Smart Stacked rigs together allows the Company to employ a Modified Smart Stack mode, where one "anchor" Smart Stacked rig supports the other rigs, allowing further cost reduction on the supported rigs – the Modified Smart Stacked rigs are ready to work in 180 days

Pre-Smart Stack (Ramp Down)

- Initial stage critical to success of eventual Ramp-Up
- Total top down cleaning of rig
- Comprehensive equipment health-check is performed
  - 1-year Preventive Maintenance System ("PMS") routine performed at minimum for all equipment
  - 5-yearly PMS routine performed on all drilling equipment
  - Any PMS routines due in next 2.5 years are performed

Smart Stack Period

- All equipment is kept in hot condition and periodically functioned
- Minimum crew of 15 persons is retained on board to maintain Class compliance and perform maintenance
- 90-day Back-to-Work List is continuously monitored to ensure Ramp Up will be executed in the time frame
- "Marketing crew" maintained for immediate deployment to any contracted rig

Post-Smart Stack (Ramp Up)

- 90-day ramp up includes mobilization, country-specific approval/permits and 3rd party installation
- Crew ramp-up assembles full rig crew and includes refresher training and maintenance
- Maintenance routines are reactivated to operational mode
- Drilling simulation tests and client acceptance testing is performed

Smart Stacking efficiencies have lowered daily costs from initial forecasted levels of $80-$100kpd to ~$30kpd in Smart Stacking mode and ~$8kpd in Modified Smart Stacking mode

Pacific Drilling

15

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change III. Commodity Backdrop

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change IV. Offshore Drilling Market Outlook

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change In view of the expected recovery in the UDW drilling industry and the Company’s competitive position in the industry, the Company is pursuing the following strategy  Manage the Company’s assets in such a way as to enable it to nimbly and cost-effectively exploit the market recovery Continue to deploy existing drillships under contracts in which cash flow dynamics are positive even in the current low dayrate environment Maintain readiness and cost competitiveness of idle drillships through “Modified Smart Stacking” Retain critical mass of core management and operations personnel, and continue personnel development programs, while managing cash costs Maintain presence in key UDW drilling geographies, including West Africa, US Gulf of Mexico and Brazil        5 28 This strategy is designed to enable the Company to generate significantly increased profitability and cash flow as the market for UDW drilling improves over the medium-term

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change V. Business Plan Assumptions and Financial Projections

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

The utilization and earned dayrates projected in the Business Plan are generally in line with the projections prepared by Rystad Energy for the Company's fleet and conservative relative to projections by Fearnley Offshore

UDW Utilization (%) – Excluding Revenue Efficiency

	2019	2020	2021	2022	2023	2024	2025
Fearnley Offshore – Floater Fleet[1]	85%	90%	NA	NA	NA	NA	NA
Rystad Energy – DP Floater Fleet	65%	74%	81%	86%	99%	100%	100%
Rystad Energy – Company Fleet	71%	100%	100%	100%	100%	100%	100%
Business Plan (ex. rev. eff.)[2]	**77%**	**90%**	**96%**	**96%**	**96%**	**96%**	**95%**

UDW Dayrate Assumptions ($'000/d) - Worldwide

	2019	2020	2021	2022	2023	2024	2025
Fearnley Offshore – Floater Fleet[1]	$224	$300	$354	$408	$425	NA	NA
Rystad Energy – 6th / 7th Generation Floaters	$219	$268	$303	$328	$378	$450	$460
Business Plan	**$183**	**$266**	**$298**	**$325**	**$375**	**$450**	**$475**

Note: Due to technical spec differences, Bora, Scirocco & Mistral strip is $25k lower than Company mgmt. strip, and Khamsin, Sharav & Meltem strip is $25k higher than Company mgmt. strip; Assumed rates in 2019 are management's best estimates based on current client discussions and tenders; Rystad Energy's projections are based on their in-house view of base, low and high oil price projections while Fearnley Offshore's projections represent s a range of possible outcomes under a single in-house oil price projection

(1) Figures are for UDW floaters including 5G, 6G and 7G

(2) Business Plan utilization less than "Rystad Energy – Company Fleet" due to assumed 15 days downtime between contracts

Source: Rystad Energy report to Company based on Rystad view on oil pricing dated March 21, 2018, Fearnley Offshore report presented to Company March 13, 2018

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30

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change The Company’s Business Plan projects the beginning of a market recovery in 2019 and significantly increased revenue and Adjusted EBITDA during the period 2021 through 2025 Adjusted EBITDA and Adjusted EBITDA / rig year are projected to remain below their peak levels in 2015 during the forecast period due, in large part, to projecting that dayrates not rise to the peak levels above $500k / day that were experienced in the last industry cycle Revenue ($m) Adjusted EBITDA ($m) 800 1,200 1,000 600 800 400 600 400 200 200 - - (200) Adj. EBITDA Rig years 5.3 5.1 3.8 2.2 2.6 5.4 6.3 6.8 6.7 6.7 6.7 6.7 106 117 108 (5) 4 9 9 28 30 46 7279 / rig year Actuals Forecasts 31 2014 $1,086 2015 $1,085 2016 $770 2017 $320 2018 $317 2019 $451 $519 2020 2021 $699 2022 $756 2023 $871 2024 $1,047 2025 $1,095 2014 $563 2015 $595 2016 $414 2017 ($10) 2018 $9 2019 $50 $56 2020 2021 $186 2022 $201 2023 $311 2024 $482 2025 $528

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change The Company is projected to generate significant unlevered free cash flow beginning in 2021 as the expected market recovery develops momentum Unlevered Free Cash Flow Before Any Restructuring Expenses ($m) 500 400 300 200 $80 100 - ($35) ($22) (100) 32 2018 2019 2020 2021 2022 2023 2024 2025 $465 $399 $242 $164 ($43)

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change A plan of reorganization and the Company’s ability to capitalize on the anticipated market recovery and maximize value will benefit from the investment of new money Assuming consummation of a plan of reorganisation on September 30, 2018, the Company is projected to have approximately $151 million of cash on its balance sheet after deducting the expected cash costs of the restructuring The Company anticipates that additional cash will be required to fund a potential partial cash paydown of bank debt at plan consummation and to fund debt service and potential liquidity requirements during the projection period after plan consummation Illustrative Closing Cash Balance at Exit plus Cumulative Unlevered Free Cash Flow1 ($m) Illustrative Cash Balance September 30, 2018 Amount ($ in millions) 1,500 1,400 1,300 1,200 1,100 1,000 900 800 700 600 500 400 300 200 100 - Category Projected Clos ing Ca s h September 30, 2018 196 Les s : Res tricted Ca s h (9) Les s : Exit Tra ns a ction Cos ts (30) Les s : True-Up of RCF a nd SSCF Interes t & Gua ra ntee Fees (6) (1) Projected cash balances do not include any debt repayments at plan consummation or debt service payments thereafter, or a ny cash requirements with respect to the customs bond needed for the potential ENI contract 33 4Q18 1Q19 2Q19 3Q19 4Q19 1Q20 2Q20 3Q20 4Q20 1Q21 2Q21 3Q21 4Q21 1Q22 2Q22 3Q22 4Q22 1Q23 2Q23 3Q23 4Q23 1Q24 2Q24 3Q24 4Q24 1Q25 2Q25 3Q25 4Q25 Illustrative Cash Balance at Exit 151 Low-point of $72 million in2Q 2020

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change VI. Conclusion

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change The Company is well positioned to benefit from the expected industry recovery  Oil reserves continue to deplete at a rapid pace, while demand for oil continues to increase  Increased UDW drilling will be required to help fill the inevitable “supply gap” forecasted  The Company is very well positioned to take advantage of this increase in UDW drilling due to: –Its highly efficient and cost competitive fleet of latest generation drillships –Its motivated and experienced management team and operations personnel  In fact, the Company is already demonstrating its market strength by obtaining 3 Letters of Intent/Award from clients, even while in the process of Chapter 11 –By the end of 2018 or early 2019 the Company expects to have at least five of its seven rigs under contract  Accordingly, the Company’s Business Plan forecast illustrates significantly increased revenue and cash flow by 2021 that will drive value for all stakeholders 35

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Appendix a. b. c. d. Commodity Backdrop Offshore Drilling Market Outlook Assumptions in the Business Plan Projected Financials in the Business Plan 26

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change a. Commodity Backdrop

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change b. Offshore Drilling Market Outlook

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Recent Dayrates Trending From $120-$150kpd; Low End for Short Term Work and Upper End of Range for Longer Term Work

Operator	Rig Name	Manager	Rig Type	Rig Water Depth	Country	Contract Description	Day Rate	Fixture Date
ExxonMobil	Maersk Viking	Maersk Drilling	Drillship	12,000'	USA	2-month extension	$145	2-Jan-18
Petrobras	Ocean Valor	Diamond Offshore	Semi	7,500'	Brazil	2-yr extension (priced contract)	Blend & Extend	4-Jan-18
ExxonMobil	Stena Carron	Stena	Drillship	7,500'	Guyana	1-well option	$135	5-Jan-18
Reliance	Dhirubhai Deepwater KG1	Transocean	Drillship	10,000'	India	6 wells + 2-7options	Not Published	8-Jan-18
Eni	West Gemini	Seadrill	Drillship	10,000'	Angola	4 wells + 3-well option	$140	11-Jan-18
Murphy	Deepwater Asgard	Transocean	Drillship	10,000'	USA	1-2 wells	$123	16-Jan-18
Repsol	ENSCO 8504	Ensco	Semi	8,500'	Vietnam	5 wells + option wells	Not Published	18-Jan-18
CNR International	Discoverer India	Transocean	Drillship	10,000'	Cote d'Ivoire	5-wells + 2 x 1-well options	$155	7-Feb-18
ExxonMobil	Ocean Monarch	Diamond Offshore	Semi	10,000'	Australia	2 wells	Not Published	12-Feb-18
PTTEP	Noble Clyde Boudreaux	Noble	Semi	10,000'	Myanmar	8 wells + 7 to 9 well options	Not Published	16-Feb-18
Shell	SSV Catarina	Petroserv	Semi	6,562'	Brazil	TBC	Not Published	16-Feb-18
Shell	Deepwater Nautilus	Transocean	Semi	8,000'	Brunei	1 well + 3 option wells	Not Published	19-Feb-18

Source: Company

Notes: Includes rigs with water depth capability greater than 5,000 ft and contract dayrate revenue from new mutual or mutual renegotiations with available dayrates (IHS-Petrodata) and excludes harsh environment fixtures; Dayrates estimated from analyst reports or market intelligence

Pacific Drilling
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Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

No contract cancellations / terminations since November 2017

12-Month Rolling Floater Contract Terminations

Time	Rig	Contractor	Operator	Location	Comments	Payout
Nov-17	Rowan Resolute	Rowan	Anadarko	USGOM	Contract end date changed from August 2018 to March 2018	$28m
Sep-17	Discoverer Clear Leader	Transocean	Chevron		Termination effective November 2017. Contract originally set to expire October 2018	$148m
Jul-17	Bolette Dolphin	Fred Olsen	Anadarko	Cote D'Ivoire	Rig was on contract until July 2018, term fee equal to remaining EBITDA	$96m
Feb-17	Ocean Rig Athena	Ocean Rig	Conoco		Rig has been off contract since June of 2016 - did not disclose details of term payout	$64m
Feb-17	Stena Forth	Stena	Hess		Hess noted that it terminated a rig, but has not disclosed the rig	-
Feb-17	Deepwater Asgard	Transocean	Chevron	USGOM	Contracted until July 2017 at $615kpd, term fee covered lost EBITDA	$79m
Jan-17	Pacific Santa Ana	Pacific	Chevron	USGOM	Contract amendment with Chevron to change the contract end date to January 31, 2017	$35m
Jan-17	Atwood Achiever	Atwood	Kosmos	NW Africa	Kosmos reversed the extension of the rig, it will revert to original dayrate ($595kpd from blend & extend rate of $495kpd) and end its contract Nov 2017, not Nov 2018	$75m

Contract cancellations and suspensions in the deep-water space show that once a rig is operating and it meets the technical specifications of the contract, most contracts with IOC's protect against early terminations with large payouts for the rig operators

Pacific Drilling

Source: IHS-Petrodata and market/driller reports
*Notes: Dayrate was cut without contract extension, **unclear prior contract terms make current transaction unclear (excluded from termination totals)*

45

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change 2018 early contracting pace ahead of last year UDW Fixture Activity (Rig years) UDW Fixtures by Region (Rig Years) 180 14 169 160 12 140 10 120 8 100 2 80 2 6 60 4 40 4 9 2 20 2 0 0 JAN FEB MAR APR MAY JUN JUL AUG SEP OCT NOV DEC 1Q15 2Q15 3Q15 4Q15 1Q16 2Q16 3Q16 4Q16 1Q17 2Q17 3Q17 4Q17 1Q18 2012 2013 2014 2015 2016 2017 2018 US W Africa Asia S America Other labels labels Notes: Excludes the Petrobras domestic newbuilds; includes rigs with water depths above 7,500 feet; includes rigs with sublet fixture type Source: IHS-Petrodata 46 Rig Years 12 11 11 7 11 8 5 6 5 4 22 2 10 8 3 82 1

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change Supply rationalization has slowed though cold stacked rigs continue to be scrapped Supply Rationalization of Low Spec Rigs (210 low spec 5th gens and below) 200 175 150 125 100 163 157 75 138 107 50 25 0 Contracted Limbo Out Limbo Out 5 Source: IHS-Petrodata, *Cold stacking is assumed after stacked for more than six months or after announced 47 Sep-14 Oct-14 Nov-14 Dec-14 Jan-15 Feb-15 Mar-15 Apr-15 May-15 Jun-15 Jul-15 Aug-15 Sep-15 Oct-15 Nov-15 Dec-15 Jan-16 Feb-16 Mar-16 Apr-16 May-16 Jun-16 Jul-16 Aug-16 Sep-16 Oct-16 Nov-16 Dec-16 Jan-17 Feb-17 Mar-17 Apr-17 May-17 Jun-17 Jul-17 Aug-17 Sep-17 Oct-17 Rig Manager RCI IHS Status Ensco 8507Ensco 5.1 Warm Stacked* Blackford DolphinDolphin 3.7 Warm Stacked* Rig Manager RCI IHS Status BicentenarioIPC 5.0 Warm Stacked Scarabeo 8Saipem 5.1 Warm Stacked 17 20 26 31 34 37 40 16 49 56 15 53 63 59 63 21 72 18 16 79 87 17 83 95 99 20 108 113 117 122 123 23 21 125 131 24 24 132 140 136 146 146 148 147 146 144 138 28 31 143 143 26 15 13 16 11 177 175 161 159 150 136 130 127 119 116 112 116 114 104 102 89 83 78 78 81 73 63 68 68 60 60 65 58 58 58 60 60 60 62 3 2 4 6 2 9 9 3 2 4 12 14 18 14 9 13 14 12 10 9

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION

Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Large number of newbuild delays and cancellations

Recent Delivery News

DSME delivers Deepwater Pontus to Transocean
Daewoo Shipbuilding & Marine Engineering (DSME) has delivered drillship Deepwater Pontus to Transocean. Deepwater Pontus is scheduled to mobilize to the US Gulf of Mexico for a 10-year charter with Shell. DSME said the final drillship it is building for Transocean is set for delivery in October. Deepwater Poseidon is also expected to mobilize to the US Gulf following its delivery. Like Deepwater Pontus, it has a 10-year charter with Shell. Both ultra deepwater units were ordered in 2012. The rigs are of the DSME 12000 design.

Sevan Drilling delays delivery of Sevan Developer to 2020
Sevan Drilling has further deferred the delivery of deepwater semi Sevan Developer from 30 June 2017 to 30 June 2020. The deferral is an amendment to the previous delivery deferral agreement for the Sevan Developer effective upon receipt of USD 25.3 million plus interest from COSCO Qidong Offshore. During the extended delivery deferral period, Sevan may continue marketing the rig for an acceptable drilling contract where financing could be secured to allow delivery. Under the amended agreement, COSCO has the option to terminate the deferral period on 1 July 2018 and again on 1 July 2019, which would require COSCO to refund the remaining USD 1 million investment balance to Sevan. The deferral agreement was first settled in October 2014. The completed rig is on standby at COSCO Qidong in China awaiting delivery. It is being marketed for work.

North Atlantic Drilling delays delivery of West Rigel to 2018
North Atlantic Drilling has amended the agreement with Jurong Shipyard to extend the delivery deferral period of newbuild semi West Rigel from 6 July 2017 to 6 January 2018. The extension allows the parties to continue to explore commercial opportunities for the unit. As previously agreed, in the event no employment is secured for the semi and no alternative transaction is completed, North Atlantic Drilling and Jurong will form a joint asset holding company for joint ownership of the unit, to be owned 23% by North Atlantic Drilling and 77% by Jurong.

Transocean – Construction Resumed on Jurong Drillships
Sembcorp Marine reported that Transocean has requested Jurong to resume work on its two drillships at the yard. The rigs are scheduled to be delivered in 1H'2020.

Status	Date	Rig Name	Manager	Rig Type	Rig Water Depth (ft)	Country	Build Yard	Orig Delivery Date	Delivery Date	Comments
Delayed	Jul 2017	West Rigel	NADL	Semi	10000	Singapore	Jurong	15-Nov-2014	6-Jan-2018	Note Above
Delayed	Jul 2017	Sevan Developer	Sevan	Semi	10000	China	COSCO	30-Jun-2014	30-Jun-2020	Note Above
Cancelled	Jun 2017	Stena MidMax	Stena	Semi	6562	South Korea	SHI	31-Mar-2016	30-Jun-2018	Shipyard failed to meet the originally delivery date, allowing Stena to cancel for convenience. Original construction cost (yard cost) was just above $700m for this rig and estimated total project cost above $800m
Sold	Mar 2017	West Mira	HHI	Semi	10000	South Korea	HHI	1-Oct-2014	1-Jul-2018	Seadrill will receive $170m in cash from the yard and recognize a non-cash impairment of $44m. Rig rumored to be purchased by Mr. Fredriksen for ~$360-375m, will likely have SDRL manage.
Delayed	Jan 2017	Hai Yang Shi You 982	COSL	Semi	5000	China	Dalian	1-Aug-2016	31-Jan-2018	Delayed for another year

The **Sete Brasil newbuild program has been reduced from 29 rigs to a proposed ~10.** Ongoing corruption investigations and restructuring have the potential to lower this number further. Recent reports suggest a Sete rig program that **may be reduced to 3-6 rigs.**

Source: IHS-Petrodata and market reports

Pacific Drilling

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Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change c. Business Plan Assumptions

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION

Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Projected Utilization and Dayrate per Rig

In addition to the rollover dayrate projections prepared by Rystad, the Company's projections are informed by current and prospective contracts

Projected Dayrates ($'000)

Business Plan

	2018				2019				2020				2021			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
PBA	150	-	150	150	150	150	150	150	250	250	250	250	275	275	275	275
PSO	Erin	-	ENI	-	-	-	190	190	250	250	250	250	275	275	275	275
PML	-	-	-	-	-	-	-	-	-	-	250	250	250	250	275	275
PSA[1]	265	265	150	150	150	280	280	280	280	280	275	275	300	300	300	300
PKN	Petronas -	-	LOA[2]	160	160	160	160	160	160	160	160	270	325	325	325	325
PSV	550	550	550	550	550	550	425	300	300	300	300	300	325	325	325	325
PMM	Chevron	-	-	LOA[2]	160	160	160	160	160	160	160	160	325	325	325	325

	2022				2023				2024				2025			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
PBA	300	300	300	300	350	350	350	350	425	425	425	425	450	450	450	450
PSO	300	300	300	300	350	350	350	350	425	425	425	425	450	450	450	450
PML	300	300	300	300	350	350	350	350	425	425	425	425	450	450	450	450
PSA[1]	325	325	325	325	375	375	375	375	450	450	450	450	475	475	475	475
PKN	350	350	350	350	400	400	400	400	475	475	475	475	500	500	500	500
PSV	350	350	350	350	400	400	400	400	475	475	475	475	500	500	500	500
PMM	350	350	350	350	400	400	400	400	475	475	475	475	500	500	500	500

▪ Existing contracts / Expected commitments ▪ Idle / Modified Smart Stacked ▪ New contract

Note: Assumed rates in 2018 & 2019 are management's best estimates based on current client discussions and tenders

(1) Petronas contract also includes integrated service costs of $120k in the first phase (2018) and $130k in the second phase (2019-2020)

(2) Letter of award from unnamed party

Pacific Drilling

52

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Projected Opex per Day

Longer-term, the Company assumes two rigs operating in each of US GoM, Brazil and West Africa; and that the Khamsin will be a "floating" rig

Operating costs per day are forecast to increase as market activity returns

Assumed Long-Term Rig Location


US GoM
PSV
PMM
Brazil
PML
PSA
West Africa
PBA
PSO
"Floating"
PKN

Opex per Day Assumption

- Contracted rigs:
  - Projected opex per day is based on:
    1. A base cost per day in each region
    2. Cost inflation of the base cost to reach dayrates which reflect historical cost levels in each region at time of high activity
  - Inflation in the Business Plan beyond 2022 assumed to be covered through contractual escalation provisions
- Modified Smart Stacked rigs:
  - Anchor rig: Between $50kpd and $80kpd depending on how many rigs that are modified Smart Stacked; 90 days to ramp up
    - Costs include Smart Stacking costs for the rig as well as for a marketing crew (personnel retained in anticipation of near-term activity increase)
  - Each additional rig: Between $7kpd and $8kpd depending on how many rigs that are modified Smart Stacked; 180 days to ramp up

Projected Opex per Day ($'000)

Business Plan	Base Cost	2019	2020	2021	2022	2023	≥2024
% Increase							
West Africa	-	-	13%	13%	13%	-	-
US GoM	-	-	6%	6%	6%	-	-
Brazil	-	-	7%	7%	7%	-	-
Mauritania	-	-	-	NA	NA	NA	NA
Floating	-	-	10%	10%	10%	-	-
Opex per Day							
West Africa	120	120	136	154	175	175	175
US GoM	137	137	146	155	165	165	165
Brazil	150	150	161	173	185	185	185
Mauritania	110	110	110	NA	NA	NA	NA
Floating	130	130	144	158	175	175	175

53

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION

Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Projected Daily Opex per Rig

The projected opex per day for each rig reflects in which region the rig is assumed to be working

Projected Opex per Day ($'000)

Business Plan

	2018				2019				2020				2021			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
PBA	115	95	101	102	105	120	120	120	136	136	136	136	154	154	154	154
PSO	35	8	8	50	73	97	120	120	136	136	136	136	154	154	154	154
PML	16	8	8	8	40	40	40	40	80	121	161	161	173	173	173	173
PSA[1]	95	95	110	110	110	110	110	110	110	110	161	161	173	173	173	173
PKN	19	21	71	120	120	120	120	120	130	130	130	130	158	158	158	158
PSV	139	139	134	130	137	137	137	137	146	146	146	146	155	155	155	155
PMM[2]	80	65	65	93	120	120	120	120	130	130	130	130	155	155	155	155

	2022				2023				2024				2025			
	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
PBA	175	175	175	175	175	175	175	175	175	175	175	175	175	175	175	175
PSO	175	175	175	175	175	175	175	175	175	175	175	175	175	175	175	175
PML	185	185	185	185	185	185	185	185	185	185	185	185	185	185	185	185
PSA[1]	185	185	185	185	185	185	185	185	185	185	185	185	185	185	185	185
PKN	175	175	175	175	175	175	175	175	175	175	175	175	175	175	175	175
PSV	165	165	165	165	165	165	165	165	165	165	165	165	165	165	165	165
PMM[2]	165	165	165	165	165	165	165	165	165	165	165	165	165	165	165	165

= Existing contracts / expected commitments

= Idle / Modified Smart Stacked

= New contract

Note: 2018 assumptions are based on the Company's 2018 forecast

(1) Petronas contract also includes integrated service costs of $120k in the first phase (2018) and $130k in the second phase (2019-2020) (these costs are not included in opex per day)

(2) Anchor rig in the Company's modified smart stacking program; costs include Smart Stacking costs for the rig as well as for a marketing crew (personnel retained in anticipation of near-term activity increase)

Pacific Drilling

54

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Projected Deferred Projects and Capex

The Company projects that all of its seven rigs will undergo the 10-year SPS (incl. 20 days of out of service time) during the projected period and that three of the rigs will be equipped with MPD kits

Category	Metric
Deferred Projects	• The costs for deferred projects (which include UWILD, SPS, certain equipment inspections and thrusters overhaul required every 2.5, 5 or 10 years) are forecasted to: (see table below) • SPS[1] is forecast for PBA in 2020, PSO, PML and PSA in 2021, PKN in 2023, PSV in 2024 and PMM in 2025 for the 10-year thruster overhaul • Cash outlays for deferred projects are recorded as assets and then recognized over the period they benefit (generally 5 years; exceptions include UWILD (2.5 years) and thruster overhaul (10 years))
Capex	• In the Business Plan capex is forecast to: (see table below) • Enhancement capex include three MPD[2] kits (which are transportable throughout the fleet) and passive heave system upgrades • Cash outlays for capex are recorded as assets and then recognized over the period they benefit (generally 15 years)

$ in millions	2018	2019	2020	2021	2022	2023	2024	2025	Total
Total Deferred Projects	**$8.5**	**$7.9**	**$35.0**	**$41.6**	**$4.2**	**$21.5**	**$21.4**	**$30.8**	**$170.8**

$ in millions	2018	2019	2020	2021	2022	2023	2023	2025	Total
Sustaining capex	$14.1	$21.5	$21.5	$21.5	$21.5	$21.5	$21.5	$21.5	$164.6
Enhancement capex	$9.6	$38.7	$25.2	$25.2	-	-	-	-	$87.9
Total capex	**$23.7**	**$60.2**	**$46.7**	**$46.7**	**$21.5**	**$21.5**	**$21.5**	**$21.5**	**$263.3**

(1) Special periodic survey
(2) Managed pressure drilling (technique to manage pressures which arise when drilling more effectively, leading to improved efficiency and enhanced safety)

55

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION

Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Other Assumptions

Other key operating cost and other cash flow drivers include the following

Category	Business Plan
Revenue Efficiency	• 95%

Shore-Based Costs	• Costs in 2018 of $23m
	• Thereafter costs depend on utilization
	  • $13m fixed costs per year plus $500k for each incremental rig (beyond 3) that is working
	  • Costs per office as the schedule below
	(see schedule below)
	• At full run-rate, costs amount to $40m per year
	• Inflation of 3% starting in 2022

Corporate Overhead	• $42m in 2018 and 2019 • Costs increasing to $50m in 2021, primarily the result of a pick-up in drilling activity and tightening markets • Inflation of 3% starting in 2022
Other G&A	• Cash payments for the 2016, 2017 and 2018 LTIP grants of a combined amount of $12m paid in 2018 through 2021 • Beyond the 2018 grant, assumption is that LTIP is paid in stock
Accounts Receivable	• Receivable days: 60
Accounts Payable / Accrued Expenses	• Payable days: 60 – 75
Tax Rate as % Contract Drilling Revenue	• 1.5% for US GOM • 6% for Nigeria • 1% for Brazil (excl. PIS / Cofins / Service taxes, which are part of opex per day) • 3% for other areas
Other	• Projections do not include any restructuring fees or any cash impact resulting from the outcome of the Samsung arbitration

Shore-Based Costs schedule:

$ in millions	Rigs w orking in Region			
	None	1	2	3
US GoM	NA	$2.6	$3.5	$4.25
Nigeria / West Africa	$1.0	$5.0	$8.0	NA
Brazil	$0.9	$7.0	$11.0	NA
Satellite	NA	$2.5	NA	NA

Pacific Drilling

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Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege Preliminary Draft—Subject to Review and Change d. Projected Financials in the Business Plan

Privileged and Confidential Materials Prepared at the Request of U.S. Legal Counsel – NOT FOR FURTHER DISTRIBUTION
Subject to Common Interest / Provided in Connection with Mediation & Subject to Mediation Privilege
Preliminary Draft—Subject to Review and Change

Business Plan Overview
Summary Cash Flows

$ in millions	2018	2019	2020	2021	2022	2023	2024	2025	Total
Contract Drilling Revenues	**295**	**436**	**519**	**699**	**756**	**871**	**1,047**	**1,095**	**5,718**
Total "Cash" Revenue[1]	**295**	**436**	**519**	**699**	**756**	**871**	**1,047**	**1,095**	**5,718**
Drilling Cash Opex & Ramp-Up Costs	(186)	(272)	(346)	(410)	(447)	(447)	(448)	(447)	(3,003)
Deferred Projects (SPS, UWILD, etc.)	(8)	(8)	(35)	(42)	(4)	(21)	(21)	(31)	(171)
Integrated services	(22)	(36)	(22)	-	-	-	-	-	(79)
Shore-Based Support Costs	(23)	(32)	(36)	(40)	(41)	(42)	(44)	(45)	(303)
Total "Cash" Opex[2]	**(239)**	**(348)**	**(438)**	**(491)**	**(493)**	**(511)**	**(513)**	**(523)**	**(3,556)**
Corporate Overhead	(42)	(42)	(46)	(50)	(52)	(53)	(55)	(56)	(396)
Other G&A - LTIP (cash component)	(5)	(3)	(3)	(1)	-	-	-	-	(12)
Other G&A - SHI Fees	(7)	-	-	-	-	-	-	-	(7)
"Cash" EBITDA	**1**	**43**	**32**	**157**	**212**	**306**	**479**	**516**	**1,747**
Taxes	(7)	(12)	(15)	(20)	(21)	(24)	(29)	(31)	(159)
Change in Accounts Receivable	(12)	(18)	(24)	(22)	(14)	(20)	(30)	1	(138)
Change in Accounts Payable	4	10	7	5	3	0	0	0	31
Change in Accrued Expenses	(6)	15	11	7	5	1	1	0	34
Capex	(24)	(60)	(47)	(47)	(22)	(22)	(22)	(22)	(263)
Unlevered Free Cash Flow	**(43)**	**(22)**	**(35)**	**80**	**164**	**242**	**399**	**465**	**1,252**
Cumulative Unlevered Free Cash Flow	**(43)**	**(64)**	**(99)**	**(19)**	**145**	**387**	**786**	**1,252**	**1,252**

Memo

Total Revenues	317	451	519	699	756	871	1,047	1,095	5,755
EBITDA	9	50	56	186	201	311	482	528	1,824

(1) Excludes non-cash amortization of (i) deferred mobilization revenue and (ii) recognized other deferred revenue
(2) Excludes non-cash amortization of (i) deferred mobilization / ramp-up costs and (ii) deferred projects costs (SPS, UWILD, etc.)

Pacific Drilling

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